SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

INTERNATIONAL COAL GROUP, INC.

(Name of Subject Company)

INTERNATIONAL COAL GROUP, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45928H106

(CUSIP Number of Class of Securities)

Roger L. Nicholson, Esq.

Senior Vice President, Secretary and General Counsel

International Coal Group, Inc.

300 Corporate Centre Drive

Scott Depot, West Virginia 25560

(304) 760-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Randi L. Strudler, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of International Coal Group, Inc., a Delaware corporation (“ICG” or the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2011 and amended and supplemented on May 20, 2011 (as amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Atlas Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Arch Coal Inc., a Delaware corporation (“Parent” or “Arch”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Shares”), at a price of $14.60 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 16, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent with the SEC on May 16, 2011, as amended and supplemented from time to time. The Offer to Purchase and the Letter of Transmittal were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 2. Identity and Background of the Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs after the fourth paragraph under the heading “Tender Offer”:

On May 26, 2011, in connection with the Memorandum of Understanding described in Item 8 below under the heading “Litigation,” the Company, Parent and Purchaser entered into an amendment to the Merger Agreement (the “Merger Agreement Amendment”) that reduces the termination fee payable by the Company under certain conditions from $115 million to $105 million.

The Merger Agreement, as amended, remains in full force and effect. A copy of the Merger Agreement Amendment is attached hereto as Exhibit (e)(18) to this Schedule 14D-9 and incorporated by reference herein.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by deleting the tables titled “December Forecast,” February Forecast” and “April Forecast” and the related footnote under the heading “Financial Forecasts” in their entirety and replacing them with the following:

December Forecast

(dollars in millions, except per ton amounts)

	Year Ending December 31,
	2011	2012	2013	2014	2015	2016
Total Revenue	$1,278	$1,406	$1,576	$1,872	$2,048	$2,129
EBITDA(1)	257	312	365	574	693	711
Capital Expenditures	230	241	204	198	196	117
Operating Statistics
Total Tons Sold (mm)	16.5	17.0	18.8	21.0	22.1	22.3
Total Average Price per Ton ($)	$72.78	$78.03	$80.16	$85.88	$90.02	$92.89
Total Cost per Ton ($)	$55.88	$58.48	$59.10	$56.97	$56.98	$59.25

February Forecast

(dollars in millions, except per ton amounts)

	Year Ending December 31,
	2011	2012	2013	2014	2015	2016
Total Revenue	$1,352	$1,573	$1,756	$2,071	$2,267	$2,354
EBITDA(1)	323	453	513	746	886	912
Capital Expenditures	242	249	206	199	197	118
Operating Statistics
Total Tons Sold (mm)	16.6	17.3	19.1	21.4	22.5	22.7
Total Average Price per Ton ($)	$76.55	$86.50	$88.10	$93.68	$98.26	$101.35
Total Cost per Ton ($)	$55.90	$59.13	$59.71	$57.20	$57.18	$59.39

April Forecast

(dollars in millions, except per ton amounts)

	Year Ending December 31,
	2011	2012	2013	2014	2015	2016
Total Revenue	$1,340	$1,504	$1,673	$1,969	$2,152	$2,235
EBITDA(1)	291	343	386	599	723	742
Capital Expenditures	242	249	206	199	197	118
Unlevered Free Cash Flows(2)	(19)	47	132	275	396	481
Operating Statistics
Total Tons Sold (mm)	16.6	17.3	19.1	21.4	22.5	22.7
Total Average Price per Ton ($)	$75.88	$82.48	$83.79	$88.94	$93.14	$96.10
Total Cost per Ton ($)	$56.99	$61.76	$62.42	$59.84	$59.85	$62.17
Depreciation and Amortization	$107	$123	$151	$181	$223	$204
Tax Rate	21.9%	21.5%	21.8%	26.3%	26.9%	28.0%
(Increase) / Decrease in Net Working Capital(3)	$(32)	$(9)	$3	$(31)	$0	$(6)

(1)	EBITDA is a non-GAAP measure and is used by the Company’s management to measure the operating performance of the business. The Company defines EBITDA as net income or loss attributable to International Coal Group, Inc. before deducting interest, income taxes, depreciation, depletion and amortization. Management believes EBITDA is a useful measure as it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the Company’s industry, substantially all of which present EBITDA or Adjusted EBITDA when reporting their results.
(2)	Unlevered free cash flows is a non-GAAP financial measure that represents EBITDA reduced by cash payments for taxes and capital expenditure and adjusted for the projected increase or decrease in net working capital and changes in deferred income taxes. Unlevered free cash flows is used by the Company’s management to measure liquidity of the Company’s operating businesses and its ability to meet its current and future financing and investing needs.
(3)	Net Working Capital includes accounts receivable, inventories, prepaid expenses, accounts payable, accrued expenses and reclamation and mine closure costs.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs and tables as a new section immediately after the last paragraph under the heading “Financial Forecasts” and before the heading “Opinion of UBS Securities, LLC”:

Reconciliation of Financial Forecasts Non-GAAP Financial Measures to GAAP Financial Measures.

The following tables present a reconciliation of EBITDA and unlevered free cash flows to net income:

December Forecast

(dollars in millions)

	Year Ending December 31,
	2011	2012	2013	2014	2015	2016
Net Income	$81	$116	$134	$256	$307	$328
Reconciling Items:
Depreciation, Depletion and Amortization	121	128	151	181	221	203
Interest Expense, net	33	36	42	46	53	52
Income Tax Expense	22	32	38	91	112	128

EBITDA	$257	$312	$365	$574	$693	$711

February Forecast

(dollars in millions)

	Year Ending December 31,
	2011	2012	2013	2014	2015	2016
Net Income	$144	$231	$251	$384	$447	$472
Reconciling Items:
Depreciation, Depletion and Amortization	107	123	151	180	223	204
Interest Expense, net	31	35	41	45	52	52
Income Tax Expense	41	64	70	137	164	184

EBITDA	$323	$453	$513	$746	$886	$912

April Forecast

(dollars in millions)

	Year Ending December 31,
	2011	2012	2013	2014	2015	2016
Net Income	$120	$145	$152	$275	$328	$350
Reconciling Items:
Depreciation, Depletion and Amortization	107	123	151	181	223	204
Interest Expense, net	31	35	41	45	52	52
Income Tax Expense	34	40	42	98	121	136

EBITDA	291	343	386	599	723	742
Taxes	(40)	(47)	(51)	(110)	(134)	(151)
Capital Expenditures	(242)	(249)	(206)	(199)	(197)	(118)
(Increase)/Decrease in Net Working Capital	(32)	(9)	3	(31)	0	(6)
Changes in Deferred Income Taxes	4	9	0	16	5	13

Unlevered Free Cash Flows	$(19)	$47	$132	$275	$396	$481

Item 4 of the Schedule 14D-9 is hereby amended to replace the section under the heading “Opinion of UBS Securities, LLC – Selected Company Analysis” with the following:

UBS compared selected financial and stock market data of the Company with corresponding data of the nine selected publicly traded U.S. coal companies set forth below. Although none of the following companies is identical to the Company, UBS selected these companies because they had publicly traded equity securities and were deemed to be similar to the Company in one or more respects, including the primary nature of their business, their corporate structure and their being U.S. companies.

•	Alpha Natural Resources, Inc.

•	Arch Coal, Inc.

•	Cloud Peak Energy Inc.

•	CONSOL Energy Inc.

•	James River Coal Company

•	Massey Energy Company

•	Patriot Coal Corporation

•	Peabody Energy Corporation

•	Walter Energy, Inc.

UBS reviewed, among other things, the enterprise values of the selected companies, calculated as diluted equity market value based on closing stock prices on April 29, 2011, plus convertible debt at face value, other remaining debt at book value and minority interests at book value, less cash and cash equivalents, as multiples of calendar years 2010 actual earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, and 2011 and 2012 estimated EBITDA. UBS also reviewed closing stock prices of the selected companies on April 29, 2011 as a multiple of calendar years 2011 and 2012 estimated earnings per share, referred to as EPS. UBS then compared these multiples derived for the selected companies with corresponding multiples implied for the Company based both on the closing price of the Shares on April 29, 2011 and the $14.60 per Share consideration. Financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Estimated financial data for the Company were based both on the April Forecasts, referred to as Company Management Estimates, and publicly available research analysts’ consensus estimates, referred to as Company Wall Street Consensus Estimates. This analysis indicated the following implied high, mean, median and low multiples for the selected companies, as compared to corresponding multiples implied for the Company:

Enterprise Value as a Multiple of:
	Actual 2010 EBITDA	Estimated 2011 EBITDA	Estimated 2012 EBITDA
Company Name
Alpha Natural Resources, Inc.	8.9x	5.9x	4.9x
Arch Coal, Inc.	9.9x	7.0x	5.3x
Cloud Peak Energy Inc.	4.7x	4.4x	3.9x
CONSOL Energy Inc.	11.1x	8.8x	6.8x
James River Coal Company	5.1x	n/a	n/a
Massey Energy Company	22.2x	8.7x	6.8x
Patriot Coal Corporation	18.0x	7.3x	4.3x
Peabody Energy Corporation	10.9x	8.1x	6.5x
Walter Energy, Inc.	12.4x	7.0x	6.2x
Multiples for Selected Companies
High	22.2x	8.8x	6.8x
Mean	11.5x	7.2x	5.6x
Median	10.9x	7.2x	5.8x
Low	4.7x	4.4x	3.9x
Multiples for Company
Company Management Estimates
Closing Price on April 29, 2011 of $11.03	12.8x	8.9x	7.5x
Per Share Consideration of $14.60	16.9x	11.7x	9.9x
Company Wall Street Consensus Estimates
Closing Price on April 29, 2011 of $11.03	12.8x	7.8x	5.3x
Per Share Consideration of $14.60	16.9x	10.3x	7.0x

Stock Price as a Multiple of:
	Estimated 2011 EPS	Estimated 2012 EPS
Company Name
Alpha Natural Resources, Inc.	12.4x	9.3x
Arch Coal, Inc.	13.6x	8.9x
Cloud Peak Energy Inc.	11.7x	9.7x
CONSOL Energy Inc.	19.0x	12.4x
James River Coal Company	n/a	n/a
Massey Energy Company	18.0x	12.4x
Patriot Coal Corporation	32.8x	9.3x
Peabody Energy Corporation	14.8x	11.2x
Walter Energy, Inc.	9.3x	8.8x
Multiples for Selected Companies
High	32.8x	12.4x
Mean	16.5x	10.3x
Median	14.2x	9.5x
Low	9.3x	8.8x
Multiples for Company
Company Management Estimates
Closing Price on April 29, 2011 of $11.03	18.7x	15.5x
Per Share Consideration of $14.60	24.7x	20.6x
Company Wall Street Consensus Estimates
Closing Price on April 29, 2011 of $11.03	17.3x	9.7x
Per Share Consideration of $14.60	23.0x	12.8x

Item 4 of the Schedule 14D-9 is hereby amended to replace the first paragraph under the heading “Opinion of UBS Securities, LLC – Selected Transactions Analysis” with the following:

UBS reviewed transaction multiples in the following thirteen selected transactions announced commencing in 2005. In the exercise of its professional judgment, UBS determined that the selected transactions were relevant because they involved targets that were coal companies primarily focused in the eastern part of the United States and for which relevant information was publicly available.

Item 4 of the Schedule 14D-9 is hereby amended to replace the paragraph under the heading “Opinion of UBS Securities, LLC – Discounted Cash Flow Analysis” with the following:

UBS performed a discounted cash flow analysis of the Company using the April Forecasts and estimates relating to the Company prepared by the Company’s management as reflecting management’s best judgment at that time as to the Company’s future prospects. See “Financial Forecasts.” UBS calculated a range of implied present values (as of June 30, 2011) of the standalone unlevered, after–tax free cash flows that the Company was forecasted to generate from July 1, 2011 until December 31, 2016 and of terminal values for the Company based on the Company’s calendar year 2016 estimated EBITDA. Implied terminal values were derived by applying to the Company’s calendar year 2016 estimated EBITDA a range of estimated EBITDA terminal value multiples of 5.0x to 6.5x (which range was selected because it was consistent with the range of enterprise values to estimated EBITDA multiples of the Company and the nine selected publicly traded U.S. coal companies reviewed in UBS’ analysis as summarized above over a five year period). Present values of cash flows and terminal values were calculated using discount rates ranging from 14.00% to 17.00% which were based on a weighted average cost of capital calculation. The discounted cash flow analysis resulted in a range of implied present values of approximately $9.95 to $13.65 per Share, as compared to the $14.60 per Share consideration.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended to replace the paragraph under the heading “Top-Up Option” with the following:

Subject to the terms of the Merger Agreement and applicable law, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable after completion of the Offer and Purchaser’s purchase of a majority of the Shares, to purchase additional Shares from the Company as necessary so that Parent, Purchaser or their subsidiaries own one Share more than the Short Form Threshold. The Top-Up Option can only be exercised if the Minimum Condition is satisfied; the Minimum Condition cannot be waived by any of Parent, Purchaser or ICG. If for whatever reason Purchaser does not attain the Short Form Threshold, the Company will hold a special stockholders’ meeting to obtain stockholder approval of the Merger. In this event, the Company will call and convene a stockholder meeting to obtain such approval, and Purchaser will vote all Shares it acquires pursuant to the Offer in favor of the adoption of the Merger Agreement, thereby assuring approval.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the last paragraph under the heading “Litigation”:

The defendants named in the Delaware Actions (the “Delaware Defendants”) believe that the Delaware Actions are entirely without merit, and that they have valid defenses to all claims raised by the plaintiffs named in the Delaware Actions (collectively, the “Delaware Plaintiffs”). Nevertheless, and despite their belief that they ultimately would have prevailed in the defense of the Delaware Plaintiffs’ claims, to avoid the time and expense that would be incurred by further litigation and the uncertainties inherent in such litigation, on May 26, 2011, the parties to the Delaware Actions entered into a memorandum of understanding (the “MOU”) regarding a proposed settlement of all claims asserted therein. In connection with the MOU, Parent and Purchaser agreed to reduce the amount of the proposed transaction’s termination fee by $10 million, from $115 million to $105 million, and the Company agreed to make certain supplemental disclosures in its Schedule 14D-9. The settlement is contingent upon, among other things, the execution of a formal stipulation of settlement and court approval, as well as the consummation of the proposed transaction. This foregoing description of the MOU is qualified in its entirety by reference to the MOU, which is filed as Exhibit (e)(19) to this Schedule 14D-9 and is incorporated by reference herein.

Item 8 of the Schedule 14D-9 is hereby amended to replace the first paragraph under the heading “Cautionary Note Regarding Forward-Looking Statements” with the following:

Statements in this Schedule 14D-9 that are not historical facts are forward-looking statements and may involve a number of risks and uncertainties. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project” and similar terms and phrases, including references to assumptions, in this report to identify forward-looking statements. Such forward-looking statements include the ability of the Company, Purchaser and Parent to complete the transactions contemplated by the Merger Agreement entered into by Parent, Purchaser and the Company on May 2, 2011, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to various risks, uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements: uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the our stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the merger; the effects of disruption from the transactions on our business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to our business, including, market demand for coal, electricity and steel; availability of qualified workers; future economic or capital market conditions; weather conditions or catastrophic weather-related damage; our production capabilities; consummation of financing, acquisition or disposition transactions and the effect thereof on our business; a significant number of conversions of our convertible senior notes prior to maturity; our plans and objectives for future operations and expansion or consolidation; our relationships with, and other conditions affecting, our customers; availability and costs of key supplies or commodities such as diesel fuel, steel, explosives and tires; availability and costs of capital equipment; prices of fuels which compete with or impact coal usage, such as oil and natural gas; timing of reductions or increases in customer coal inventories; long-term coal supply arrangements; reductions and/or deferrals of purchases by major customers; risks in or related to coal mining operations, including risks relating to third-party suppliers and carriers operating at our mines or complexes; unexpected maintenance and equipment failure; adoption by Appalachian states of EPA guidance regarding stringent water quality-based limitations in CWA Section 402 wastewater discharge permits and CWA Section 404 dredge and fill permits; environmental, safety and other laws and regulations, including those directly affecting our coal mining and production, and those affecting our customers’ coal usage; ability to obtain and maintain all necessary governmental permits and authorizations; competition among coal and other energy producers in the United States and internationally; railroad, barge, trucking and other transportation availability, performance and costs; employee benefits costs and labor relations issues; replacement of our reserves; our assumptions concerning economically recoverable coal reserve estimates; availability and costs of credit, surety bonds and letters of credit; title defects or loss of leasehold interests in our properties which could result in unanticipated costs or inability to mine these properties; the impact of the mine explosion at a competitor’s mine on federal and state authorities’ decisions to enact laws and regulations that result in more frequent mine inspections, stricter enforcement practices and enhanced reporting requirements; future legislation and changes in regulations or governmental policies or changes in interpretations or enforcement thereof, including with respect to safety enhancements and environmental initiatives relating to global warming and climate change; impairment of the value of our long-lived and deferred tax assets; our liquidity, including our ability to adhere to financial covenants related to our borrowing arrangements; adequacy and sufficiency of our internal controls; and legal and administrative proceedings, settlements, investigations and claims, including those related to citations and orders issued by regulatory authorities, and the availability of related insurance coverage.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(e)(18)	Amendment to Agreement and Plan of Merger, dated as of May 26, 2011, by and among the Parent, Purchaser and the Company	(N	)

(e)(19)	Memorandum of Understanding, dated as of May 26, 2011.	(N	)

(N)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2011 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2011

INTERNATIONAL COAL GROUP, INC.

By:	/s/ Bennett K. Hatfield
Name: Bennett K. Hatfield
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(e)(18)	Amendment to Agreement and Plan of Merger, dated as of May 26, 2011, by and among the Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2011).

(e)(19)	Memorandum of Understanding, dated as of May 26, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2011).